Exhibit 99.1

Kofax Limited

Results of Special General Meeting

Irvine, CA, May 19, 2015 Kofax® Limited (NASDAQ: KFX) today announces that, at a special general meeting held yesterday, May 18, 2015, the shareholders of the Company approved the Merger Proposal described in the Kofax Limited Information Statement dated April 14, 2015 (“Merger Proposal”), thus approving and adopting the Agreement and Plan of Merger, dated as of March 24, 2015, among Kofax Limited, Lexmark International, Inc., Lexmark International Technology, S.A. and Ariel Investment Company, Ltd.

A total of 74,637,527 shares, or approximately 80.94 % of the total number of outstanding shares, were voted.

The Merger Proposal was approved by holders of 98.81% of the total votes cast.

The merger is expected to close on or about May 21, 2015.

For further information, please contact:

Media Contact: Laura Brandlin Director, Corporate Communications +1 (949) 783-1545 Laura.Brandlin@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com

About Kofax

Kofax is a leading provider of smart process applications to simplify and transform the First Mile™ of customer engagement. Success in the First Mile can dramatically improve the customer experience, greatly reduce operating costs and increase competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, supply chain, business process outsourcing and other markets. Kofax delivers these through its direct sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit Kofax.com .

© 2015 Kofax Limited. Kofax and Kofax TotalAgility are registered trademarks and First Mile is a trademark of Kofax Limited.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this release which are not historical facts are forward-looking and involve risks and uncertainties which may cause the company’s actual results or performance to be materially different from the results or performance expressed or implied by the forward-looking statements. Factors that may impact such forward-looking statements include, but are not limited to failure of closing conditions causing the Merger Agreement not to be consummated, including on account of the occurrence of a material adverse change in the Company’s business; litigation or legal proceedings preventing the consummation of the merger; and other risks described in Kofax’s Securities and Exchange Commission filings.

Kofax undertakes no obligation to update any forward-looking statement.